Exhibit (h)(25)

AMENDMENT TO
CHIEF COMPLIANCE OFFICER SERVICES AGREEMENT

This Amendment dated as of April 26, 2016 (this “Amendment”) is to the Chief Compliance Officer Services Agreement dated September 8, 2015 (the “Agreement”), by and between ALPS Series Trust (the “Trust”), organized as a Delaware statutory trust, on behalf of the funds listed in Exhibit A hereto, as may be amended from time to time (the “Funds”), each a series of the Trust, and ALPS Fund Services, Inc. a Colorado corporation (“ALPS”).

WHEREAS, the Trust and ALPS wish to amend the Agreement in certain respects as more fully set forth below effective as of the date of this Amendment.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1.          Effective as of April 26, 2016, Exhibit A (List of Funds) of the Agreement is deleted in its entirety and replaced with the Exhibit A (List of Funds) attached hereto and incorporated by reference herein.

2.          Effective as of April 26, 2016, subparagraph (a) of SECTION 3 (Fee) of the Agreement is deleted in its entirety and replaced with the following.

(a)          As compensation for the performance of the Services on behalf of the Funds, the Trust shall pay to ALPS during the Term an annual base fee of [     ] paid 1/12 on a monthly basis (or a pro rata portion thereof for a partial month) (the “Initial Fee”); provided, however, that, upon the launch of a third Fund, the Trust shall pay to ALPS during the Term an annual base fee of [     ] paid 1/12 on a monthly basis (or a pro rata portion therefor for a partial month) and upon the launch of a fourth Fund, the Trust shall pay to ALPS during the Term an annual base fee of [     ] paid 1/12 on a monthly basis (or a pro rata portion therefor for a partial month) (together with the Initial Fee, the “Fee”).  Notwithstanding anything to the contrary in this Agreement, fees billed for the services to be performed by ALPS under this Agreement are based on information provided by the Funds’ investment adviser and such fees are subject to renegotiation between the parties to the extent such information is determined to be materially different from what the Funds’ investment adviser originally provided to ALPS.  During each year of the Term, unless the parties shall otherwise agree and provided that the service mix and volumes remain consistent with those provided in the previous year of this Agreement, the total fee that would be charged for the same services would be the Fee, subject to an annual cost of living adjustment based on the Consumer Price Index for Urban Wage Earners and Clerical Workers, for the Denver-Boulder-Greeley area, as published bimonthly by the United States Department of Labor, Bureau of Labor Statistics, or, in the event that publication of such index is terminated, any successor or substitute index, appropriately adjusted, acceptable to all parties.

3.          Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.  Any items not herein defined shall have the meaning ascribed to them in the Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

ALPS SERIES TRUST,
on behalf of the Funds

By:	/s/ Jeremy O. May
Name:	Jeremy O. May
Title:	President

ALPS FUND SERVICES, INC.

By:	/s/ Thomas A. Carter
Name:	Thomas A. Carter
Title:	Executive Vice President

Exhibit A

List of Funds

Clarkston Partners Fund
Clarkston Fund
Clarkston Founders Fund
Clarkston Select Fund

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